UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

000-53205

CUSIP NUMBER

Q3191S103

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Diligent Board Member Services, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

1385 Broadway, 19th Floor

Address of Principal Executive Office (Street and Number)

New York, NY 10018

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

□	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Diligent Board Member Services, Inc. (the “Company”) plans to file its Annual Report on Form 10-K for the period ended December 31, 2013 as soon as practicable, but does not expect that it will be filed on or before the fifteenth calendar day following the required filing date as prescribed by Rule 12b-25(b) because the Company requires additional time to finalize its audited financial statements.

As previously disclosed by the Company, the Company’s financial statements for the fiscal years ended December 31, 2012, 2011, 2010, 2009, 2008 and 2007, including the interim periods within such fiscal years, and its unaudited interim financial statements for the fiscal quarter ending March 31, 2013, contained in the Company’s filings with the Securities and Exchange Commission (“SEC”) prior to February 28, 2014, should no longer be relied upon. In addition, any previously issued press release or other publicly issued statement by the Company containing financial information for such periods should not be relied upon, other than as set forth in the Company’s Preliminary Half Year Announcement and Half Year Report for the half year period ending June 30, 3013 and its Preliminary Full Year Announcement for the full year 2013 issued pursuant to the rules of the New Zealand Stock Exchange and filed as Exhibits 99.2 and 99.3 to the Company’s Current Report on Form 8-K filed with the SEC on February 28, 2014.

The Audit Committee of the Board of Directors of the Company has retained the Company’s current independent registered public accounting firm, Deloitte & Touche LLP, to re-audit the Company’s financial statements for the fiscal years ending December 31, 2012, 2011 and 2010. Following completion of the restatement and such re-audit, the Company plans to file with the SEC an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2012 containing restated financial statements for its 2011 and 2012 fiscal years and restated financial information relating to the fiscal quarters within such fiscal years. In addition, the Company will file an amendment to its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013 containing restated financial statements. The Company will not be in a position to file its Annual Report on Form 10-K for the period ended December 31, 2013 or its Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2013 and September 30, 2013 until its filings of restated financial statements are completed and audit work is completed for the fiscal year ended December 31, 2013.

Although no assurance can be given as to when such restatements and audit work can be completed, the Company intends to become current in its financial reporting obligations under the Securities Exchange Act of 1934 as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Alessandro Sodi Chief Executive Officer	(212)	741-8181
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☐    Yes  ☒  No

The Company has not filed its Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2013 and September 30, 2013.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒   Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that the subject report will reflect changes in results of operations from the corresponding period for the last fiscal year in a manner consistent with the information contained in the Preliminary Full Year Announcement included as Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the SEC on February 28, 2014. The information contained in Exhibit 99.3 to such Current Report on Form 8-K is incorporated by reference herein.

 Forward Looking Statements

This document contains forward looking statements within the meaning of the safe harbor provision of the Securities Litigation Reform Act of 1995. Terms such as "expect," "believe," "continue," and "intend," as well as similar comments, are forward looking in nature. These forward looking statements include statements regarding the Company's ability to complete the restatement of its prior period financial statements and become current in its financial reporting obligations. These statements are subject to risks and uncertainties, including the risk that the Company's Board of Directors, Audit Committee, management or independent registered public accounting firm will identify additional issues in connection with the restatement or re-audit, or that these issues will require additional corrections to the Company's prior period financial statements. In addition, the Company is subject to risks relating to the time and effort required to complete the restatement, actions which may be taken by the NZX in respect of the Company's continued listing, the ramifications of the Company's potential inability to timely file periodic and other reports with the SEC, and the risk of litigation or governmental investigations or proceedings relating to these matters. As disclosed in the Company’s prior filings, its Special Committee investigation identified a number of instances in which the Company was not, or may not have been, in compliance with applicable New Zealand and US regulatory obligations and such instances may expose the Company to potential regulatory actions and/or contingent liabilities; certain of the Company’s past stock issuances and stock option grants may expose it to potential contingent liabilities, including potential rescission rights; the Company is subject to New Zealand Stock Exchange Listing Rules and compliance with securities and financial reporting laws and regulations in the US and New Zealand and faces higher costs and compliance risks than a typical US public company due to the need to comply with these dual regulatory regimes; as of December 31, 2012 the Company identified material weaknesses in its internal control over financial reporting and concluded that its disclosure controls were not effective; the Company must address the material weaknesses in its internal controls, which otherwise may impede its ability to produce timely and accurate financial statements; the Company’s business is highly competitive and it faces the risk of declining customer renewals or upgrades; and it may fail to manage its growth effectively. Please refer to the Company's updated Risk Factors, included as Exhibit 99.1 to its Current Report on Form 8-K filed with the SEC on February 28, 2014, for further information.

Diligent Board Member Services, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2014	By:	/s/ Alessandro Sodi
		Name:	Alessandro Sodi
		Title:	Chief Executive Officer